Exhibit 7.3
July 12, 2010
The Boards of Directors
c/o Donald H. Nikolaus
Chief Executive Officer
Donegal Group Inc.
Donegal Mutual Insurance Company
1195 River Road
Marietta, PA 17547
Dear Boards of Directors:
After careful analysis of the facts available to me, I am writing to you to gain additional information concerning the proposed merger transaction of Union National Financial Corporation (“UNNF”) and Donegal Mutual Insurance Company (“Donegal Mutual”). Please know that I personally own 3,140,000 Class A and 360,000 Class B shares of Donegal Group Inc. (“DGI”) representing approximately 15.8% and 6.5%, respectively of the Class A and Class B outstanding common shares. However, I am currently not a Donegal Mutual policy holder. (Additionally, I own 20,000 common shares of UNNF.)
As you know, my significant personal ownership and investment in both DGI and UNNF has been and continues to be for investment purposes, not for the purposes of having the effect of changing or influencing the control of either company. As an investor seeking a reasonable return on my investment, for over 5 years I have deferred to your communicated stated strategy and business judgment to execute that strategy. Unfortunately the value of my investment in DGI has declined, not increased.
Approximately 10 years ago, 17 million dollars of capital was invested by DGI in Province Bank FSB while Donegal Mutual built Province Bank a beautiful home office building in Marietta, Pennsylvania for approximately 3 million dollars. In spite of this lack of focus upon strengthening the property and casualty insurance business of Donegal Mutual and DGI through the aforestated investment and (more recently in August 2008 with Donegal Mutual’s acquisition of Conestoga Title Insurance Company) (“Conestoga”), I have remained confident in management focusing upon its property and casualty insurance business. However, I am concerned with Donegal Mutual’s proposed acquisition of UNNF, which has lost nearly 1.5 million dollars (before tax) over the past 3 years.
It is my understanding that DGI (and its wholly owned subsidiaries), through a pooling agreement with Donegal Mutual, has as its focus to offer property and casualty business distributed through a network of independent insurance agencies located throughout the Mid-Atlantic, Southeast, and Midwest. Please know I understand this strategy and the business risk involved, and have supported this strategy through my personal investment in DGI.
My letter to you is for you to respond and me to better understand: (a) how owning UNNF will support profitable growth of the property and casualty business underwritten by the insurers and (b) why Donegal Mutual is using over 500,000 DGICA shares it currently owns, currently trading at 80-85% of DGI’s book value, as opposed to substituting cash to make this purchase.
I look forward to receiving this requested information and to better understanding the strategic direction which is being pursued.
Respectfully,
Gregory M. Shepard